Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

05013036

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 02 2005 WASH. D.C. 192 SECTION

Our Ref: LB/CS/24/3

Your Ref: 82-2782

30 November 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 30 November 2005.

- Interim Results

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
DEC 06 2005
THOMSON
FINANCIAL

12/6

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Interim Results
Released	07:01 30-Nov-05
Number	PRNUK-2911

KeldaGroup

KELDA GROUP PLC

Interim Results Announcement

for the six months ended 30 September 2005

HIGHLIGHTS

- Group turnover up 15.1% to £435.8m.
- Group operating profit increased 15.5% to £173.2m.
- Group profit before taxation at £124.2m up 19.4%.
- Interim dividend at 8.75p (2004: 8.34p).
- Basic earnings per share increased 12.7% to 23.0p.
- Solid start by Yorkshire Water to the new five year price determination period.
- Continued growth in UK Service Operations; Kelda Water Services led consortium preferred bidder for water PFI in Northern Ireland. Existing contracts performing well.
- Improved performance from Aquarion; driven by efficiency gains.

KEY FIGURES

	2005	2004	Increase/ (Decrease)
Group turnover from continuing operations	£435.8m	£378.6m	15.1%
Group operating profit from continuing operations	£173.2m	£149.9m	15.5%
Profit before taxation	£124.2m	£104.0m	19.4%
Basic earnings per share	23.0p	20.4p	12.7%
Interim dividend per share	8.75p	8.34p	4.9%

Commenting on the results, Kelda Chairman John Napier said:

'The group has made a sound start to the year with solid performances from Yorkshire Water, Aquarion and Kelda Water Services. We have in place plans to maintain and improve this performance'.

For further information contact-

30 November	Martin Towers, Kelda Group	020 7568 8737
	David Trenchard, Tulchan Communications	020 7353 4200

A copy of this interim results announcement will be available on the Kelda Group website from 8 am this morning at www.keldagroup.com.

CHIEF EXECUTIVE'S REVIEW

Group financial performance

The group has made a solid start to the year and has continued to deliver steady progress. Financial information for the six months ended 30 September 2005 has been prepared under International Financial Reporting Standards (IFRS) as have prior periods.

Excluding associates, group turnover from continuing operations increased by 15.1% to £435.8m (2004: £378.6m). Operating profit increased by 15.5% to £ 173.2m (2004: £149.9m).

The increases reflect good all round performance, in particular a solid start in the first six months of the new price review period from Yorkshire Water, improved financial performance from Aquarion and growth from UK Service Operations. At Yorkshire Water the first six months saw turnover increase 9.1% to £345.1m (2004: £316.2m) and operating profit to £153.1m (2004: £132.4m).

Net interest payable of £49.0m (2004: £45.9m) reflects the increase of £109.1m in net debt since 30 September 2004. Group interest cover was 3.5 times.

As a result of the above movements, group profit before taxation increased by 19.4% to £124.2m (2004: £104.0m).

Taxation

The group's taxation charge of £38.7m (2004: £28.4m) has been calculated by considering the expected effective rate for the full year. There are no adjustments relating to prior periods (2004: £4.9m credit). The effective tax rate is 31% (2004: 27%) of which 26% relates to current taxation. The increase in the effective tax rate was anticipated and relates to the impact of Tax Bulletin 53 which came into effect for the water industry on 1 April 2005.

Earnings per share

Basic earnings per share increased by 12.7% to 23.0p (2004: 20.4p). Adjusted earnings per share excluding exceptional items and deferred tax is 24.6p (2004: 24.7p).

Interim dividend

An interim dividend of 8.75p per share (2004: 8.34p) will be paid on 6 January 2006 to shareholders on the register on 9 December 2005, a 4.9% increase in line with inflation and regulatory assumptions on real dividend growth.

Balance sheet

Group net debt at 30 September 2005 of £1,808.5m was slightly higher (£24.8m) than £1,783.7m at year end. The final dividend payment of £76.8m for 2004/05 was brought forward and paid in August this year compared with October in 2004. Borrowing levels typically increase in the second half of the financial year

owing to the timing of water bill receipts.

The limited share buy back programme announced on 28 May 2005 did not commence in the first half, but it remains the Board's intention to purchase approximately 5% of Kelda equity within the next two years.

In the first six months cash generated by operations was £266.3m (2004: £ 239.2m) helping to finance capital expenditure of £155.6m (2004: £174.1m). Net interest payments on the group's debt were £59.3m (2004: £56.7m).

At 30 September 2005, balance sheet gearing was 55% (2004: 55%) and the group remains soundly financed.

Yorkshire Water

Turnover increased by 9.1% to £345.1m (2004: £316.2m). Operating profit at £ 153.1m was 15.6% higher than the same period in the previous year (£132.4m).

The financial year 2005/06 is the first of the new five year price determination period. The plans made and actions taken so far mean the company is well placed to achieve the financial and other targets set by Ofwat and Yorkshire Water's own stretching aspirations around customer service, people and environmental performance.

We have continued to build on the success of 2004/05 by achieving our 2005/06 business plan targets to date on operating costs and profit. Capital expenditure levels and outputs delivered are also in line with plan.

Ofwat named Yorkshire Water as the top performing water and sewerage company in England and Wales in Ofwat's Overall Performance Assessment that is published annually and compares the levels of operational and customer service provided by the ten major water and sewerage companies. The report showed that during 2004/05 the company provided a consistently higher all-round standard of service than its peers. It is important to note that all water and sewerage companies have improved overall performance and the gap between the best performing companies is very narrow. In our view enhanced measures should be considered to drive improvements in the industry even further.

Aquarion

Turnover increased by 10.7% to $97.5m (£53.6m). The comparable figures for the first six months of 2004 were $88.1m (£48.6m). Dollar operating profit also rose by 15.8% to $35.1m (£19.6m) compared with $30.3m (£17.1m) in 2004. The regulated water business delivered most of the increase in turnover and profitability.

Following the determination of the Connecticut rate case in October 2004 management focus has been on increasing the rate of return on equity to the 9.75% allowed by the regulator. This approach has been successful and cost efficiencies delivered last year and in the first six months of this year have resulted in increased operating profit and a steadily improving rate of return on equity.

Turnover was positively affected by better weather during the summer of 2005, compared to an unfavourable season in the prior year.

UK Service Operations

UK Service Operations includes Kelda Water Services (KWS), a leading UK water and wastewater contract operations company, Safe-Move and Loop. The turnover from these non regulated businesses, including our share of associates' and joint ventures' turnover, amounted to £57.7m (2004: £27.5m). Operating profit for the first half increased to £4.3m (2004: £2.7m) resulting from strong operating performance of existing businesses and the inclusion of the first six

months of the operations contract with Welsh Water.

During the first half, a consortium including KWS was named preferred bidder by the Water Service of Northern Ireland to design, build, finance and operate water treatment facilities that will supply 50% of Northern Ireland's water. This contract of approximately £500m is over 25 years, with operational commencement expected in 2008.

KeyLand

Turnover for the first half was £1.5m (2004: £8.0m), with operating profit at £ 0.7m, (2004: £2.2m).

2004's first half profits benefited from the completion of a residential development at Whitehall Landing, Whitby. Profit for the first half of 2005 was primarily derived from the steady disposal of group assets combined with supplementary receipts relating to earlier sales.

Further sales of development stocks, together with land and buildings at the Mid Point development, are expected to underpin the second half results.

Independent review report to Kelda Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the Group Income Statement, Group Balance Sheet, Statement of Recognised Income and Expense, Group Cash Flow Statement and the related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As discussed in note 1, the next annual financial statements of the group will be prepared in accordance with those IFRSs adopted for use by the European Union. The accounting policies are consistent with those that the directors intend to use in the next financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that the revised IAS 19, which has yet to be formally adopted for use in the EU will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon,

assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Ernst & Young LLP

Leeds

30 November 2005

Group Income Statement

		Six months ended		Year ended
		30 September 2005	30 September 2004 (restated)	31 March 2005 (restated)
	Note	£m	£m	£m
Turnover: group and share of associates and joint ventures	2	457.9	400.3	806.2
Share of associates' and joint ventures' turnover		(22.1)	(21.7)	(43.2)
		--------	---------	---------
Group turnover		435.8	378.6	763.0
Operating costs (before exceptional items)		(262.8)	(229.5)	(453.7)
Exceptional items		-	-	(11.7)
		--------	--------	---------
Group operating profit before share of associates and joint ventures		173.0	149.1	297.6
Share of associates' and joint ventures' profit after tax		0.2	0.8	2.1
		--------	--------	---------
Group operating profit	2	173.2	149.9	299.7
Investment income		24.9	30.1	59.4
Interest payable		(73.9)	(76.0)	(152.2)

	Note			
Profit on ordinary activities before taxation		124.2	104.0	206.9
Taxation on profit on ordinary activities				
UK taxation	4	(33.1)	(23.8)	(54.7)
US taxation	4	(5.6)	(4.6)	(2.0)
Profit attributable to shareholders		85.5	75.6	150.2
Basic earnings per share	5	23.0p	20.4p	40.5p
Adjusted earnings per share	5	23.0p	20.4p	42.4p
Adjusted earnings per share (excluding deferred tax)	5	24.6p	24.7p	52.1p
Diluted earnings per share	5	22.9p	20.3p	40.4p
Dividends paid in the period		20.66p	-	27.07p
Dividends proposed in the period		8.75p	8.34p	29.00p

All results relate to continuing operations.

Group Balance Sheet

	At 30 September 2005 £m	At 30 September 2004 (restated) £m	At 31 March 2005 (restated) £m
Non-current assets			
Intangible assets	223.3	217.4	209.0
Property, plant and equipment	4,067.6	3,889.6	3,991.2
Investments in associated undertakings and joint ventures	1.6	1.7	2.3
Loans to associated undertakings and joint ventures	17.6	15.5	20.2
Financial assets	23.7	34.0	32.4
	4,333.8	4,158.2	4,255.1

Current assets

Inventories	0.6	0.7	0.7
Trade and other receivables	172.3	187.5	188.5
Cash and cash equivalents	141.8	265.8	167.1
	314.7	454.0	356.3
Current liabilities			
Trade and other payables	(246.2)	(305.7)	(256.7)
Tax liabilities	(45.2)	(22.0)	(27.2)
Short-term borrowings	(38.5)	(28.1)	(33.4)
	(329.9)	(355.8)	(317.3)
Non-current liabilities			
Long-term borrowings	(1,911.8)	(1,937.1)	(1,917.4)
Long-term creditors	(245.4)	(230.2)	(232.2)
Provisions for other liabilities	(26.8)	(36.9)	(29.9)
Deferred tax liabilities	(568.4)	(547.5)	(568.6)
Retirement benefits obligation	(115.6)	(108.3)	(103.8)
	(2,868.0)	(2,860.0)	(2,851.9)
Net assets	1,450.6	1,396.4	1,442.2
Equity			
Share capital	58.4	58.4	58.4
Share premium account	16.7	16.7	16.7
Reserves	1,375.5	1,321.3	1,367.0
Net equity	1,450.6	1,396.4	1,442.2

	Six months ended		Year ended
	30 September 2005	30 September 2004 (restated)	31 March 2005 (restated)
	£m	£m	£m
Profit attributable to shareholders	85.5	75.6	150.2
(Losses)/gains on hedges	(7.2)	1.8	3.3
Translation differences	11.9	2.9	(5.0)
Actuarial losses in respect of pension and other post-retirement benefits	(12.7)	-	7.7
Deferred tax on actuarial losses	4.3	-	(2.0)
Deferred tax on losses on hedges	2.2	(0.5)	(1.0)
	----------	---------	---------
Total recognised income and expense	84.0	79.8	153.2

Group Cash Flow Statement

	Six months ended		Year ended
	30 September 2005	30 September 2004 (restated)	31 March 2005 (restated)
	£m	£m	£m
Group operating profit before share of associates and joint ventures	173.0	149.1	297.6
Depreciation	71.0	69.3	138.8
Release of grants and contributions	(1.6)	(1.7)	(3.3)
Exchange rate and other adjustments	(14.6)	(2.6)	10.4
Decrease in inventories	0.1	0.1	0.1
(Increase)/ decrease in debtors	(5.8)	(12.4)	2.1
Increase in creditors	44.2	37.4	13.4
	---------	--------	---------
Cash generated by operations	266.3	239.2	459.1
Taxation	(10.2)	3.2	(4.0)
Interest paid	(97.9)	(76.3)	(111.6)
	---------	--------	---------

Net cash inflow from operating activities	158.2	166.1	343.5
	---------	--------	---------
Investing activities			
Interest received	38.6	19.6	21.0
Dividends received from associates and joint ventures	-	-	1.5
Loans to associates and joint ventures	3.6	(0.8)	(6.5)
Proceeds on disposal of property, plant and equipment	0.7	2.2	0.2
Purchases of property, plant and equipment	(155.6)	(174.1)	(342.6)
Capital grants and contributions	14.0	14.0	22.0
Purchase of intangible assets	(1.2)	-	(0.4)
	---------	---------	---------
Net cash used in investing activities	(99.9)	(139.1)	(304.8)
	---------	---------	---------
Financing activities			
Dividends paid	(76.8)	-	(100.3)
Repayment of borrowings	(3.6)	(16.6)	(21.6)
Repayment of obligations under finance lease	(2.0)	(1.9)	(6.9)
Decrease in overdrafts	(2.0)	(6.5)	(6.0)
	--------	--------	---------
Net cash used in financing activities	(84.4)	(25.0)	(134.8)
	--------	--------	---------
Net (decrease)/ increase in cash and cash equivalents	(26.1)	2.0	(96.1)
Cash and cash equivalents at beginning of year	167.1	263.8	263.8
Effect of foreign exchange rate changes	0.8	-	(0.6)
	--------	--------	---------
Cash and cash equivalents at the end of the year	141.8	265.8	167.1

Reconciliation of changes in equity

	Six months ended 30 September 2005	Six months ended 30 September 2004 (restated)	Year ended 31 March 2005 (restated)
	£m	£m	£m
Shareholders' funds at start of period	1,442.2	1,384.9	1,384.9
Profit attributable to shareholders	85.5	75.6	150.2
Dividends approved	(76.8)	(69.5)	(100.3)
Share-based payment transactions	0.3	(0.1)	(0.9)
(Loss)/gain on cash flow hedges	(7.2)	1.8	3.3
Currency translation difference	11.9	2.9	(5.0)
Treasury shares disposed of through vesting of share schemes	0.9	1.3	5.3
Actuarial losses in respect of pension and other post-retirement benefits	(12.7)	-	7.7
Deferred tax on actuarial losses/gains	4.3	-	(2.0)
Deferred tax on losses on hedges	2.2	(0.5)	(1.0)
Shareholders' funds at end of period	1,450.6	1,396.4	1,442.2

Notes to the accounts

The figures for the year ended 31 March 2005 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts and then translated into International Financial Reporting Standards (IFRS). Reconciliations, including explanations, from UK GAAP to IFRS of the Balance Sheet at 1 April 2004, 30 September 2004 and 31 March 2005 together with reconciliations of the Income Statement for the six months ending 30 September 2004 and the year ended 31 March 2005 have been published on the Company's website at www.keldagroup.com.

The auditor's report on those accounts, which have been filed with the Registrar of Companies, was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The financial information for the half year ended 30 September 2005 and the equivalent period in 2004 has not been audited.

The Interim Statement was approved by the board of directors on 30 November 2005.

1 Basis of preparation

The interim results have been prepared using the accounting policies published by the company on 28 September 2005 which are available on the Company's website at www.keldagroup.com. The applied IFRS accounting policies were selected by management considering all applicable International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) by 31 March 2005.

The financial information has been prepared on the basis of IFRS expected to be in effect for the year ended 31 March 2006. The IFRS in effect at that date may differ owing to decisions taken by the EC on endorsement, interpretative guidance issued by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC) and the requirements of company legislation. The Group has decided to adopt the proposed amendments to IAS 19 'Employee Benefits' allowing actuarial gains and losses to be recognised in full through reserves.

2 Segmental analysis of turnover and operating profit

	Six months ended 30 September 2005		Six months ended 30 September 2004 (restated)	
	Turnover	Operating profit	Turnover	Operating profit
	£m	£m	£m	£m
UK Regulated Water Services	345.1	153.1	316.2	132.4
US Operations	53.6	19.6	48.6	17.1
UK Service Operations				
- Group	35.9	2.0	10.2	0.6
- Associates and Joint Ventures	21.8	2.3	17.3	2.1
UK Service Operations Sub-Total	57.7	4.3	27.5	2.7
Keyland				
- Group	1.2	0.6	3.6	1.3
- Associates and Joint Ventures	0.3	0.1	4.4	0.9
Keyland Sub-Total	1.5	0.7	8.0	2.2
	---------	--------	---------	---------
Total	457.9	177.7	400.3	154.4
Corporate costs		(2.3)		(2.3)
		--------		---------
		175.4		152.1
Less: Associates' and Joint Ventures' interest		(1.9)		(1.8)
Associates' and Joint Ventures' tax		(0.3)		(0.4)
		---------		--------
Group operating profit		173.2		149.9

The restated September 2004 operating profit differs from that quoted in the

IFRS restatements previously published by £2.6m in relation to IAS 19 `Employee Benefits'. The full year restatements of the March 2005 accounts are unaffected.

	Year ended 31 March 2005 (restated)			
	Turnover	Operating profit (pre exceptional items)	Exceptional items	Total operating profit
	£m	£m	£m	£m
UK Regulated Water Services	640.1	278.6	(5.8)	272.8
US Operations	92.2	30.3	(5.4)	24.9
UK Service Operations				
- Group	20.7	0.7	-	0.7
- Associates and Joint Ventures	38.6	5.7	-	5.7
UK Service Operations Sub-Total	59.3	6.4	-	6.4
Keyland				
- Group	10.0	4.1	-	4.1
- Associates and Joint Ventures	4.6	0.9	-	0.9
Keyland Sub-Total	14.6	5.0	-	5.0
	--------	--------	---------	--------
Total	806.2	320.3	(11.2)	309.1
Corporate costs		(4.4)	(0.5)	(4.9)
		--------	--------	--------
		315.9	(11.7)	304.2
Less: Associates' and Joint Ventures' interest		(3.7)	-	(3.7)
Associates' and Joint Ventures' tax		(0.8)	-	(0.8)
		--------	--------	--------
Group operating profit		311.4	(11.7)	299.7

3 Exchange rates

The results of the group's US operations have been translated using average

exchange rates ruling during the period. The results of Aquarion have been translated using an average exchange rate of $1.82 to the pound (2004: $1.81). Exchange rates used to translate assets and liabilities at the balance sheet date were $1.77 (2004: $1.81).

4 Taxation

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
	£m	£m	£m
UK taxation: current tax	27.6	8.5	18.1
deferred tax	5.5	15.3	36.6
	--------	-------	-------
Total UK tax	33.1	23.8	54.7
	--------	-------	-------
US taxation: current tax	5.1	4.2	3.6
deferred tax	0.5	0.4	(1.6)
	--------	-------	-------
Total US tax	5.6	4.6	2.0
	--------	-------	-------

The group's current taxation charge comprises both corporation tax and overseas tax calculated at the estimated effective tax rates for the year.

Deferred tax of £6.5m has been recognised directly in reserves in relation to actuarial and hedging losses also recognised in reserves.

5 Earnings per share

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 371.8m (2004: 370.3m) and of diluted EPS is 373.2m (2004: 371.8m).

Diluted EPS adjusts basic EPS for the effect of the exercise (at their option price) of all dilutive outstanding share options under the group's sharesave schemes.

Adjusted EPS is adjusted for exceptional items (net of tax) and is also presented excluding the charge for deferred tax.

6 Analysis of movement in net debt

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
	£m	£m	£m
(Decrease)/increase in cash and cash equivalents in the period	(26.1)	2.0	(96.1)
(Increase)/decrease in short term debt	(5.2)	9.4	4.0

	12.8	15.6	30.5
Decrease in long term debt	(6.3)	(1.8)	2.5
Currency translation differences			
	---------	-------	--------
Movement in net debt in the period	(24.8)	25.2	(59.1)
Net debt at the beginning of the period	(1,783.7)	(1,724.6)	(1,724.6)
	------------	-----------	------------
Net debt at the end of the period	(1,808.5)	(1,699.4)	(1,783.7)

END